EXHIBIT (a)(13)

FOR IMMEDIATE RELEASE                                 June 8, 1998


                                ARCO EXTENDS
                   TENDER OFFER FOR UNION TEXAS PETROLEUM
                              STOCK TO JUNE 12

          LOS ANGELES --ARCO (NYSE:ARC) announced today that its tender offer for all outstanding shares of Union Texas Petroleum Holdings, Inc.'s common stock has been extended until 5:00 p.m., Eastern Standard Time, on Friday, June 12, 1998, unless further extended in accordance with the terms of the tender offer.

          The tender offer was previously scheduled to expire at 12:00 midnight, Eastern Standard Time, on Friday, June 5, 1998.

          The tender offer is conditioned, among other things, upon any waiting or other period under the European Community merger regulations applicable to the tender offer or to the exercise by ARCO of full ownership and voting rights with respect to the shares to be acquired having expired or been terminated.

          The waiting period under the EC merger regulations will expire at 12:00 midnight, Brussels time, on Thursday, June 18, 1998, unless extended or shortened in accordance with the EC merger regulations.

          ARCO does not expect that the EC waiting period condition will be satisfied until after June 12, the extended expiration date for the tender offer. Accordingly, ARCO expects that the tender offer expiration date will have to be extended again until the EC waiting period condition is either satisfied or waived by ARCO.

          The depositary for the offer, First Chicago Trust Company of New York, has advised ARCO that approximately 83.72 million net shares have been tendered as of the close of business on Friday, June 5, 1998. As of March 31, 1998, Union Texas had approximately 85.25 million shares outstanding.

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